Exhibit 99.1

NEWS RELEASE

OLYMPUS ASSESSING FINANCING OPTIONS FOR PHUOC SON MINE DEVELOPMENT

Toronto, July 03, 2008– Olympus Pacific Minerals Inc. (TSX: OYM, OTCBB: OLYMF and Frankfurt: OP6) (the "Company" or Olympus") is pleased to announce that the Company has received indicative offers for debt facilities to develop the high-grade Phuoc Son Mine from traditional financial institutions who specialize in resource sector debt provisions. Olympus is currently assessing these debt facility offers as well as other internal funding options.

Key management believes an alternative funding option is to increase the existing production facilities to enable the Company to generate more internal cash flow that would partially or fully fund the development costs at its high-grade Phuoc Son Mine. The internal financing option is receiving considerable attention from management as bank borrowing costs have increased significantly in the last few months.

The Company will announce its preferred financing option once the internal analysis is completed.

The Phuoc Son project is located on a plate tectonic zone known as the Phuoc Son Suture Zone ("PSZ”). This is probably one of the most important structural controls of gold metallogeny in Central Vietnam. The PSZ hosts other significant deposits including Olympus Pacific’s Bong Mieu project, located some 75 kilometers east-south-east of Phuoc Son, with announced resources of 833,500 ounces gold equivalent and the Sepon project of Oxiana Limited, located some 100 kilometers to the NNW in Laos, which currently has resources of 3.8 million ounces gold and 0.9 million tonnes of copper.

Exploration on the Phuoc Son Property has revealed extensive hydrothermal gold and base metal mineralization related to the emplacement of high-level acid-intermediate intrusives. Numerous gold and polymetallic prospects with economic potential have been delineated within the property.

Olympus Pacific Minerals Inc., as first mover in Vietnam, is positioned to become a leading gold producer and explorer in Southeast Asia. Olympus is committed to its vision of making major discoveries in the region and increasing shareholder wealth.

OLYMPUS PACIFIC MINERALS INC.

David A. Seton

Chairman and Chief Executive Officer

For further information contact:

David A. Seton, Chairman and Chief Executive Officer
James W. Hamilton, Vice President Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

www.olympuspacific.com

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information.

Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.